Filed Pursuant to Rule 424(b)(5)

Registration No. 333-237142

Supplement No. 1 dated December 3, 2021
To Prospectus Supplement dated December 4, 2020
(to Prospectus dated March 20, 2020)

$450,000,000

Common Stock

This supplement, or this Supplement, supplements certain information contained in the prospectus supplement dated December 4, 2020, or the Prospectus Supplement, relating to the offer and sale of shares of our common stock having an aggregate offering price of up to $450,000,000 from time to time to or through A.G.P./Alliance Global Partners, or A.G.P., acting as sales agent or principal, in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus dated March 20, 2020. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement. This Supplement amends only those sections of the prospectus supplement listed in this Supplement; all other sections of Prospectus Supplement remain as is.

This Supplement is being filed to reflect the amendment and restatement on December 3, 2021, of that certain sales agreement dated April 27, 2020, as amended on December 4, 2020, between us and A.G.P., to include Cantor Fitzgerald & Co., B. Riley Securities, Inc. and H.C. Wainwright & Co., LLC as additional sales agents in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act. Accordingly, each reference to the terms “sales agent” and “A.G.P.” in the Prospectus Supplement are hereby amended to refer to “sales agents” and include Cantor Fitzgerald & Co., B. Riley Securities, Inc. and H.C. Wainwright & Co., LLC and each reference to the term “sales agreement” in the Prospectus Supplement is hereby amended to refer to the amended and restated sales agreement.

As of December 1, 2021, we have sold an aggregate of 52,076,932 shares of our common stock for gross proceeds of approximately $415.9 million under the sales agreement pursuant to the Prospectus Supplement and a prior prospectus supplement relating to the sales agreement, dated April 27, 2020. As of December 3, 2021, shares of common stock having an aggregate offering price of $284.1 million are available for sale under the Prospectus Supplement and this Supplement.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “SRNE.” On December 2, 2021, the last reported sale price of our common stock was $5.51.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page S-6 of the Prospectus Supplement, and under similar headings in the documents that are incorporated by reference into the Prospectus Supplement and the accompanying Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cantor	B. Riley Securities	H.C. Wainwright & Co.	A.G.P.

The date of this amendment no.1 to the prospectus supplement is December 3, 2021.

The following section of the Prospectus Supplement is hereby amended and restated as follows:

PLAN OF DISTRIBUTION

We have entered into an amended and restated sales agreement on December 3, 2021 to the sales agreement with A.G.P. dated April 27, 2020, as amended on December 4, 2020, pursuant to which we may issue and sell from time to time shares of our common stock having an aggregate offering price of up to $700,000,000, including sales that have already occurred to date under the sales agreement, to or through Cantor Fitzgerald & Co., B. Riley Securities, Inc. and H.C. Wainwright & Co., LLC and A.G.P. acting as our sales agents. The sales of our common stock, if any, under this prospectus supplement will be made at market prices by any method deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on the Nasdaq Capital Market, on any other existing trading market for our common stock or to or through a market maker.

The amended and restated sales agreement amends and restates the sales agreement that we entered into with A.G.P. as sales agent, under our shelf registration statement on Form S-3 (File No. 333-237142), to include Cantor Fitzgerald & Co., B. Riley Securities, Inc. and H.C. Wainwright & Co., LLC as additional sales agents. As of December 1, 2021, we have sold an aggregate of 52,076,932 shares of our common stock for gross proceeds of approximately $415.9 million under the sales agreement pursuant to this prospectus supplement and a prior prospectus supplement relating to the sales agreement, dated April 27, 2020. As of the December 3, 2021, shares of common stock having an aggregate offering price of $284.1 million are available for sale under this prospectus supplement.

Each time that we wish to issue and sell shares of our common stock under the sales agreement, we will provide a sales agent with a placement notice describing the amount of shares to be sold, the time period during which sales are requested to be made, any limitation on the amount of shares of common stock that may be sold in any single day, any minimum price below which sales may not be made or any minimum price requested for sales in a given time period and any other instructions relevant to such requested sales. Upon receipt of a placement notice, the applicable sales agent, acting as our sales agent, will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Capital Market, to sell shares of our common stock under the terms and subject to the conditions of the placement notice and the sales agreement. We or the Sales Agents may suspend the offering of common stock pursuant to a placement notice upon notice and subject to other conditions.

Settlement for sales of common stock, unless the parties agree otherwise, will occur on the second trading day following the date on which any sales are made in return for payment of the net proceeds to us. There are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account. Sales of our common stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and each Sales Agents may agree upon.

We will pay the sales agents commissions for their services in acting as our sales agents in the sale of our common stock pursuant to the sales agreement. A sales agent will be entitled to compensation at a fixed commission rate of 3.0% of the gross proceeds from the sale of our common stock on our behalf pursuant to the sales agreement. We have also agreed to reimburse the sales agents for their reasonable and documented out-of-pocket expenses (including but not limited to the reasonable and documented fees and expenses of their legal counsel) in an amount not to exceed $35,000.

We estimate that the total expenses for this offering, excluding compensation payable to the sales agents and certain expenses reimbursable to the sales agents under the terms of the sales agreement, will be approximately $115,000. The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such common stock.

Because there are no minimum sale requirements as a condition to this offering, the actual total public offering price, commissions and net proceeds to us, if any, are not determinable at this time. The actual dollar amount and number of shares of common stock we sell through this prospectus supplement will be dependent, among other things, on market conditions and our capital raising requirements.

We will report at least quarterly the number of shares of common stock sold through the sales agents under the sales agreement, the net proceeds to us and the compensation paid by us to the sales agents in connection with the sales of common stock under the sales agreement.

In connection with the sale of the common stock on our behalf, each sales agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the sales agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agents against certain civil liabilities, including liabilities under the Securities Act.

The sales agents will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act. As our sales agents, the sales agents will not engage in any transactions that stabilize our common stock.

The offering pursuant to the sales agreement will terminate upon the earlier of (i) the sale of all shares of common stock subject to the sales agreement and (ii) termination of the sales agreement as permitted therein. We may terminate the sales agreement in our sole discretion at any time by giving 3 business days’ prior notice to the sales agents. Each sales agent may terminate the sales agreement with respect to itself under the circumstances specified in the sales agreement and in their sole discretion at any time by giving 3 business days’ prior notice to us.

The sales agents and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us, for which services they have received and may in the future receive customary fees.

This prospectus supplement in electronic format may be made available on a website maintained by any of the sales agents, and the sales agents may distribute this prospectus supplement electronically.